NCL CORPORATION LTD.

7665 Corporate Center Drive

Miami, Florida 33126

May 25, 2010

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Stickel

Re:	Request for Effectiveness for NCL Corporation Ltd.
Registration Statement on Form F-4 (File No. 333-166809)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NCL Corporation Ltd. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 1:30 PM on May 27, 2010, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Very truly yours,

NCL CORPORATION LTD.

By:	/s/ Daniel S. Farkas
Daniel S. Farkas
Senior Vice President and General Counsel